SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

October 9, 2009

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Trend-Following Futures Fund L.P.
Form 10-K for fiscal year ended December 31, 2008
File No. 000-28928
Filed on March 31, 2009

Dear Mr. Woody:

On behalf of Merrill Lynch Alternative Investments LLC, the general partner (“MLAI” or the “General Partner”) of ML Trend-Following Futures Fund L.P. (the “Partnership”), thank you for your letter of September 22, 2009, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Partnership’s corresponding responses following each comment.

Item 1.  Business

1.
Please identify the trading advisor for each of the Portfolio Funds and describe each advisor’s trading strategies and investment objectives.  In such discussion, please provide detailed disclosure regarding the major markets focused upon by each advisor.  Also, explain whether and how the Portfolio Funds can change trading advisors.  Provide this disclosure in future filings and tell us how you plan to comply.

Please see below the information requested.  MLAI will include disclosure similar to the following in future Form 10-K filings for 2009 and the subsequent years:

(a)           ML Trend-Following Futures Fund L.P. currently invests in the following underlying portfolio funds (“Portfolio Funds”) which are advised, respectively, by the trading advisors (“Trading Advisors”) as indicated below:

Mr. Kevin Woody
October 9, 2009

Portfolio Funds	Trading Advisors
ML Aspect FuturesAccess LLC (the “Aspect Fund”)	Aspect Capital Limited (“Aspect”)
ML Chesapeake FuturesAccess LLC (the “Chesapeake Fund”)	Chesapeake Capital Corporation (“Chesapeake”)
ML Transtrend DTP Enhanced FuturesAccess LLC (the “Transtrend Fund”)	Transtrend B.V. (“Transtrend”)
ML Winton FuturesAccess LLC (the “Winton Fund”)	Winton Capital Management Limited (“Winton”)

(b)           Each Trading Advisor has entered into an Advisory Agreement with the relevant Portfolio Fund and MLAI.  MLAI and/or the Portfolio Fund may terminate the relevant Advisory Agreement with the Trading Advisor but will not retain any other Trading Advisor, although MLAI may dissolve the Portfolio Fund at any time.  The trading strategies and investment objectives of each of the Portfolio Funds are described below.

Aspect Fund

Trading Strategies and Investment Objectives

The Aspect Fund and MLAI have entered into an Advisory Agreement with Aspect whereby Aspect will trade in the international futures and forwards markets pursuant to the Aspect Diversified Program (the “Aspect Trading Program”).

The Aspect Trading Program, which Aspect has traded since December 1, 1998, is a fully systematic and broadly diversified global trading system that deploys multiple trading strategies that, primarily through the use of listed futures and foreign exchange over-the-counter derivative contracts, seek to identify and exploit directional moves in market behavior of a broad range of global financial instruments and other assets including (but not limited to) bonds, currencies, interest rates, equities, equity indices, debt securities and selected physical commodities (including some emerging market currencies and stock indices).  By maintaining comparatively small exposure to any individual market and maintaining positions in a variety of contracts, the aim is to achieve long-term diversification.  Market concentration varies according to the strength of signals, volatility and liquidity, amongst other factors.

Mr. Kevin Woody
October 9, 2009

The core objectives of the Aspect Trading Program are to:  (i) produce strong medium-term capital growth; (ii) seek and exploit profit opportunities in both rising and falling markets using a disciplined quantitative and systematic investment process; (iii) seek long-term diversification away from overall movements in traditional bond and stock markets and thereby play a valuable role in enhancing the risk/return profile of traditional investment portfolios; and (iv) minimize risk by operating in a diverse range of markets and sectors using a consistent investment process that adheres to pre-defined and monitored risk limits and determines market exposure in accordance with factors including (but not limited to) market correlation, volatility, liquidity and the cost of market access.

Aspect retains the right to develop and make changes to the Aspect Trading Program at its sole discretion.

Markets

Aspect’s trading involves the speculative trading of foreign exchange over-the-counter derivative contracts and exchange traded futures contracts.  The Aspect Fund trades on a variety of United States and foreign futures exchanges.

Chesapeake Fund

Trading Strategies and Investment Objectives

The Chesapeake Fund and MLAI have entered into an Advisory Agreement with Chesapeake whereby Chesapeake trades in the international futures and forwards markets pursuant to Chesapeake’s Diversified Program (the “Chesapeake Trading Program”).

In general, Chesapeake analyzes markets, including price action, market volatility, open interest and volume (“technical analysis”) as a means of predicting market opportunity and discovering any repeating patterns in past historical prices.  Chesapeake generally employs a computerized analysis of a large number of interrelated statistical and mathematical formulas and techniques — based on proprietary and confidential database of prices, volatility, volume, open interest and various other market statistics — to search for patterns in data and to develop, use and monitor trading strategies.  Chesapeake generally places primary emphasis on technical analysis in assessing market opportunities.

Chesapeake’s trading decisions are based on a combination of its systems, its techniques for determining the timing of its trades, its trading discretion, judgment and experience and on market opportunities.  Chesapeake’s trading methodology is both systematic and strategic.  Trading decisions require the exercise of strategic judgment by Chesapeake in evaluating its technical trading methods, in their possible modification from time to time, and in their implementation.

Mr. Kevin Woody
October 9, 2009

Chesapeake is free to use its discretion whether to follow any trading signals or parameters generated by its technical trading strategies and the Chesapeake Trading Program.  The decision not to trade certain markets or not to make certain trades indicated by Chesapeake’s systems can materially affect performance.  Under no circumstances is Chesapeake compelled to follow any of the trading indications generated by the Chesapeake Trading Program.

Chesapeake has the right to employ any form or method of technical analysis that it deems appropriate in trading the Chesapeake Trading Program.

Markets

Specific exchanges on which the Chesapeake Trading Program’s transactions will take place will include, but are not limited to, all exchanges in the United States, as well as non-U.S. exchanges which include but are not limited to the Borsa Italiana (IDEM), the Dubai Mercantile Exchange (DME), the EUREX, the Euronext Amsterdam (EUROAEX), the Euronext Brussels (EUROBRU), the EURONEXT Liffe (LIFFE), the Euronext Paris (EUROPAR), the Hong Kong Exchanges & Clearing Limited (HKEX), the ICE Futures Europe and the ICE Futures Canada (ICE), the London Metal Exchange (LME), the Montreal Exchange (MX), the MEFF AIAF SENAF Holding de Mercados S.A. (MEFF), the National Stock Exchange of India (NSE), the NASDAQ OMX (OMX), the Osaka Securities Exchange (OSE), the South African Futures Exchange (SAFEX), the Singapore Exchange Derivatives Trading Ltd. (SGX-DT), the Sydney Futures Exchange (SFE), the Tokyo Commodity Exchange (TOCOM), the Tokyo Financial Exchange Inc. (TFX) and the Tokyo Stock Exchange (TSE).  In addition, Chesapeake continually monitors numerous markets, both U.S. and non-U.S., and initiates trades at any point it determines that a market is sufficiently liquid and tradable using the methods employed by Chesapeake.

The Chesapeake Fund’s commitments to different types of markets — U.S. and non-U.S., regulated and non-regulated — differ substantially from time to time, as well as over time.  The Chesapeake Fund has no policy restricting its relative commitment to any of these different types of markets.

Transtrend Fund

Trading Strategies and Investment Objectives

Transtrend Fund and MLAI have entered into an Advisory Agreement with Transtrend whereby Transtrend trades in the international futures and forwards markets pursuant to the Diversified Trend Program - Enhanced Risk Profile (USD) (the “Transtrend Trading Program”).  The Diversified Trend Program has two risk profiles:  the Standard Risk Profile and the Enhanced Risk Profile, investable in various currencies.  The Enhanced Risk Profile is approximately 1.5 times the leverage of the Standard Risk Profile.

Mr. Kevin Woody
October 9, 2009

The applied principles of risk management play a dominant role in Transtrend’s trading methodology.  The Transtrend Trading Program is designed to pursue capital growth within the limits of a defined risk tolerance.  The Transtrend Trading Program is entirely based on quantitative analysis of signaled price behavior of outright markets and of intra-market and/or inter-market combinations of the instruments concerned, and therefore not on fundamental analysis.

The Transtrend Trading Program may enter into both long and short positions in any of the instruments involved, or it may have no position.  Long and short positions are likely to be leveraged and unhedged and/or uncovered.  The degree of leverage is implicitly determined by the risk/reward profile selected by the Transtrend Fund.  The degree of leverage can be expressed as the number of contracts traded or held in position per million U.S. dollar under management.

The Transtrend Trading Program is systematic by nature and requires a consistent application.  Therefore, discretionary inputs are not essential to the effectiveness of the Transtrend Trading Program.  Exceptional market circumstances of the observed past, both favorable and unfavorable, are integrally reflected in the presented performance profile of the Transtrend Trading Program.  While Transtrend generally will not use discretionary inputs in trading client accounts, in the event of exceptional market circumstances Transtrend may use discretion in an attempt to limit risk to a position or an account.  The use of discretion by Transtrend may have a positive or negative impact on performance of the Transtrend Fund.

Transtrend has the right to employ any form or method of technical analysis that it deems appropriate in trading the Transtrend Trading Program.

Markets

Transtrend trades the following instruments on U.S. and non-U.S. exchanges and markets: (a) futures, options, options on futures, and forward contracts on currencies, interest rates, interest rate instruments, commodities, individual stocks, stock indices and other indices; and (b) spot currencies, in all cases ((a) and (b)) traded on regulated markets Transtrend and/or OTC markets. Transtrend does not, however, currently trade futures, options, options on futures or forward contracts on individual stocks for the Transtrend Fund.  Over time, the underlying values of futures, options, options on futures and forward contracts traded may also include other economic variables which are now or may hereafter become the subject of organized futures, options or forward trading.  Over time, the instruments that Transtrend trades may also include swaps or other derivative, margined instruments, in each case traded on regulated and/or OTC markets.

Mr. Kevin Woody
October 9, 2009

Winton Fund

Trading Strategies and Investment Objectives

The Winton Fund and MLAI have entered into an Advisory Agreement with Winton whereby Winton trades in the international futures and forwards markets pursuant to the Winton Diversified Program (the “Winton Trading Program”).

The investment objective of the Winton Trading Program is to achieve long-term capital appreciation through compound growth.  Winton seeks to achieve this goal by pursuing a diversified trading scheme that does not rely upon favorable conditions in any particular market, or on market direction.

The Winton Trading Program seeks to combine highly liquid financial instruments offering positive but low Sharpe ratios, meaning that profits have been achieved with a certain level of risk and generally low correlation over the long term to other markets such as equities and fixed income.

The Winton Trading Program employs what is traditionally known as a “systematic” approach to trading financial instruments.  In this context, the term “systematic” implies that the vast majority of the trading decisions are executed, without discretion, either electronically or by a team responsible for the placement of orders, based upon the instructions generated by the Winton Computer Trading System.  A majority of the trades in the Winton Trading Program are executed electronically.  The Winton Trading Program blends short-term trading with long-term trend following, using multiple time frames in addition to multiple models.  As its name implies, the Winton Trading Program seeks to allocate for maximum diversification.  A sophisticated system of risk management is used in the Winton Trading Program.

Winton’s trading principals may decide that external events fall entirely outside the scope of the research upon which the Winton Trading Program is based and may determine to exercise some discretion rather than follow the dictates of the system.

Markets

Winton trades in a variety of liquid U.S. and non-U.S. futures and forward contracts, including agricultural, currencies, energy, interest rates, metals and stock indices.  The Winton Fund trades on a variety of United States and foreign futures exchanges.  The Winton Trading Program’s portfolio consists mainly of positions in the following futures markets:  stock indices; bonds; short-term interest rates; currencies; precious and base metals; grains; livestock; energy and agricultural products.  In addition, the Winton Trading Program may trade in certain over-the-counter instruments, such as, but not limited to, forward contracts on foreign exchange and interest rates and swaps.  In addition, the Winton Trading Program may trade in government securities such as bonds and other similar instruments.

Mr. Kevin Woody
October 9, 2009

2.
Please tell us the percentage of the Partnership’s total portfolio that was allocated to each of the Portfolio Funds as of the end of the fiscal year.  Discuss whether the General Partner may re-allocate assets among the four Portfolio Funds and whether the General Partner could allocate to different funds.  In addition, please tell us, if known, the allocation by sector of total partnership assets as of the end of the fiscal year.  Confirm that you will include similar disclosure in future filings.

Please see below the information requested.

As of the end of 2008, the Partnership allocated approximately 25% of its total portfolio to each of the four Portfolio Funds.

The General Partner has discretion to re-allocate the Partnership’s assets among the Portfolio Funds, add new Portfolio Funds or remove existing Portfolio Funds at any time.  The General Partner has generally re-allocated assets on a monthly basis so that the Partnership’s assets are allocated approximately 25% among the four Portfolio Funds, although in the future the General Partner may change or discontinue such monthly periodic re-allocation.

Since 2007 the Partnership has not traded futures directly.  The Partnership instead invests in Portfolio Funds and trading is conducted by the Portfolio Funds.  The allocation by sector of total Partnership assets as of December 31, 2008 is not readily available and difficult to precisely quantify in relation to the Partnership specifically.  However, in the event that a Portfolio Fund is a significant subsidiary under Rule 3-09 of Regulation S-X, the Partnership will include the audited financial statements of the Portfolio Fund in future Form 10-K filings for 2009 and subsequent years, reflecting sector assets allocation as may be set forth in such financial statements.

Description of Current Charges, page 6

3.
Refer to the description of brokerage commissions on page 5.  Please explain to us why brokerage commissions are charged to investors at the Portfolio Funds’ level rather than the Partnership level and clarify the reference to “investors” in this context.

Brokerage commissions are charged to investors at the Portfolio Funds level rather than at the Partnership level because it is the Portfolio Funds that hold accounts at relevant brokers in order to engage directly in trading, and therefore it is the Portfolio Funds that are charged for brokerage commissions by such brokers.  The Partnership does not maintain direct accounts with brokers for the purpose of engaging in trading and therefore is not subject to brokerage commissions directly.

Mr. Kevin Woody
October 9, 2009

The disclosure you reference on page 5 states, in part, that “no Brokerage Commission is charged to investors at the Partnership level, although Brokerage Commissions are charged to investors at the Portfolio Funds’ level, and investors will be indirectly subject to their pro rata share of such fees based on the investment of the Partnership in such underlying Portfolio Funds.”  In this context, the first and third uses of the term “investors” refer to those parties invested directly in the Partnership.  The second use of the term “investors” refers to those parties that have invested directly in the Portfolio Funds, which include the Partnership and any other persons investing directly in the Portfolio Funds.  To avoid confusion, this disclosure will be revised for future filings to state “no Brokerage Commission is charged to investors at the Partnership level, although Brokerage Commissions are charged at the Portfolio Funds’ level to those parties, including the Partnership, invested directly in the Portfolio Funds, and investors in the Partnership will be indirectly subject to their pro rata share of such fees based on the investment of the Partnership in such underlying Portfolio Funds.”

4.
Please confirm to us, if true, that there is no administrative fee, separate from the wrap fee, under your current structure.  Also, explain to us why the dollar amount of administrative and filing fees in 2008 was 0% of average month-end net assets but also exceeded the maximum filing fee of $250,000 per year.  Provide similar clarification in future filings.

Please see below the information requested.  The Partnership will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

      The Partnership confirms that after June 1, 2007 the Partnership does not pay an administrative fee to MLAI.  Under the current structure the Partnership pays a wrap fee to MLAI.  Also, an annual New Jersey filing fee is assessed with a maximum charge of $250,000 per year (the “Filing Fee”).  In 2008 the Filing Fee exceeded $250,000 due to accrual adjustments made in 2008 and was 0.10% as a percentage of  the net assets.  In the charges table, however, the percentage with respect to "Other Expenses" (which should have been 0.00%) was inadvertently inserted adjacent to "Administrative and Filing Fees" (which should have been 0.10%).

Mr. Kevin Woody
October 9, 2009

5.
Please explain to us how the payment of performance fees and management fees by the Portfolio Funds affects returns to the Partnership.  Identify the source of funding used by the Portfolio Funds to pay these fees and confirm, if true, that these fees are not charged directly to the Partnership or its limited partners.  Also, please revise your description of performance fees in future filings to include the definition of New Trading Profits as defined by the respective advisors.

Each Portfolio Fund pays the relevant Trading Advisor applicable performance fees and management fees.  As an investor in the Portfolio Funds, the Partnership’s investment in the Portfolio Funds is therefore reduced by the performance fees and management fees paid by the Portfolio Fund to the Trading Advisors.  As a result, the Partnership’s returns are decreased by the performance and management fees paid by the Portfolio Funds.  The Portfolio Funds generally pay the performance fees and management fees out of the cash held by them, although such fees can be paid by liquidating of Portfolio Fund assets.  The performance fees and management fees are not charged directly to the Partnership or its limited partners.

The Partnership will include in future Form 10-K filings for 2009 and subsequent years the following definition of “New Trading Profits,” which applies to each Trading Advisor:  “New Trading Profits” equal any increase in the Net Asset Value of a Portfolio Fund, prior to the reduction for any accrued performance fee, as of the current performance fee calculation date over the “High Water Mark” attributable to such Portfolio Fund.  The “High Water Mark” attributable to each Portfolio Fund equals the highest Net Asset Value attributable to such Portfolio Fund, after reduction for the performance fee then paid, as of any preceding performance fee calculation date.  Net Asset Value, solely for purposes of calculating the performance fee, does not include any interest income earned by a Portfolio Fund.

Regulation, page 6

6.
Please expand your disclosure to describe in more detail the regulatory provisions applicable to your business.  For example, to the extent material, please provide a discussion of any CFTC-mandated net capital requirements, position limits, and other trading restrictions.  Similarly, describe any position limits and other regulations imposed by the exchanges.  Provide this disclosure in future filings and tell us how you plan to comply.

Please see below the information requested.  The Partnership will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

The Commodity Futures Trading Commission (“CFTC”) has delegated to the National Futures Association responsibility for the registration of “commodity trading advisors,” “commodity pool operators,” “futures commission merchants,” “introducing brokers” and their respective associated persons, and “floor brokers” and “floor traders.”  The Commodity Exchange Act requires commodity pool operators such as MLAI, commodity trading advisors such as the Trading Advisors and commodity brokers or futures commission merchants (“FCMs”) such as Merrill Lynch, Pierce, Fenner & Smith Incorporated to be registered and to comply with various reporting and record keeping requirements.  CFTC regulations also require FCMs to maintain a minimum level of net capital.  In addition, the CFTC and certain commodities exchanges have established limits referred to as “speculative position limits” on the maximum net long or net short speculative positions that any person may hold or control in any particular futures or options contracts traded on U.S. commodities exchanges.  All accounts owned or managed by a Trading Advisor will be combined for position limit purposes.  A Trading Advisor could be required to liquidate positions held for a Portfolio Fund in order to comply with such limits.  Any such liquidation could result in substantial costs to such Portfolio Fund and therefore the Partnership.  In addition, many futures exchanges impose limits beyond which the price of a futures contract may not trade during the course of a trading day, and there is a potential for a futures contract to reach its daily price limit for several days in a row, making it impossible for a Trading Advisor to liquidate a position and thereby experiencing dramatic losses.  Currency forward contracts currently are not subject to regulation by any U.S. government agency.

Mr. Kevin Woody
October 9, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 13

7.
Please revise future filings to include a discussion of changes in your net asset value from period to period and quantify those changes.  Also, describe in more detail and quantify the impact of changes in interest rates on NAV.  We note the general description of interest income as a component of profitability on page 21.  Please tell us how you plan to comply.

In future filings the Partnership will quantify changes in net asset value and continue to describe events and conditions that affected the Partnership’s performance for each period for which the discussion of results is required.  However, the Partnership does not intend to provide period on period comparisons of the Partnership’s performance.  The disclosures described in Item 303 of Regulation S-K are intended to be forward looking and to provide management’s view of a company.  Providing period on period comparisons may create the misleading impression that such comparisons have any predictive value or indicate the presence of a business trend, and thereby contradict the universally recognized principle applicable to investment funds generally, and commodity pools specifically, that past performance is not necessarily indicative of future results.  Period on period comparisons are not relevant to an analysis of the future prospects of a commodity pool, nor do they aid in an understanding of a commodity pool’s financial health, which is nothing more than its net asset value at any point in time.  The Partnership therefore has generally refrained from providing period on period comparisons in the Management’s Discussion and Analysis (“MD&A”) sections of its periodic reports, and the format employed by the Partnership is substantially similar to that found in numerous commodity pool filings of which we are aware that have been, or appear to have been, acceptable to the Staff.

Mr. Kevin Woody
October 9, 2009

The Partnership has included discussion regarding interest income in various parts of the Form 10-K for 2008, including Item 1 (“Interest Earned on the Partnership’s U.S. Dollar Available Assets”), Item 7 (“Variables Affecting Performance”), and the Financial Statements filed as an Exhibit 13.01 to the Form 10-K. In future filings the Partnership will provide general information regarding increase or decrease in interest rates, and the impact of such increase or decrease on the Partnership’s interest income. The Partnership does not intend to quantify the impact of the changes of interest rates on the Partnership’s net asset value because generating interest income is ancillary to the  Partnership’s primary business of speculative futures trading.

8.
We note the table showing trading profit (loss) for each sector for fiscal 2006.  Please tell us why you have not provided similar disclosure for subsequent fiscal years.  Similarly, please explain what consideration you have given to disclosing trading profit (loss) attributed to each of the Portfolio Funds.

Since 2007 the Partnership has not traded futures directly.  The Partnership instead invests in Portfolio Funds and any trading of futures is conducted by the Portfolio Funds.  Therefore, the Partnership has not provided the profit (loss) as to each sector of the Portfolio Funds in the Forms 10-K for 2007 and 2008.  However, in the event that a Portfolio Fund is a significant subsidiary under Rule 3-09 of Regulation S-X, the Partnership will include audited annual financial statements of the Portfolio Fund in future Form 10-K filings for 2009 and subsequent years, reflecting profit (losses) information regarding such Portfolio Fund as may be set forth in its financial statements.  The Partnership has considered whether to provide trading profit or loss attributed to each of the Portfolio Funds, but has determined that this information should not be provided for each Portfolio Fund given that the allocation to some Portfolio Funds may be relatively small, and that the appropriate determinant as to whether to provide profit or loss information for a Portfolio Fund should be whether the Portfolio Fund meets the definition of significant subsidiary.

Liquidity; Capital Resources, page 21

9.
Please tell us whether you have been subject to margin calls.  If so, quantify the amount of such margin calls in your most recent three fiscal years and confirm that you will provide similar disclosure, if material, in your future filings.

The Partnership has not been subject to margin calls.  Cash necessary to meet margin has been available in the Partnership’s futures clearing account.  If the Partnership becomes subject to a margin call in the future, the Partnership will provide a disclosure in the future Form 10-K filings for 2009 and subsequent years.

Mr. Kevin Woody
October 9, 2009

10.
Please explain how redemptions are funded.  Clarify how the Partnership obtains the cash needed for redemption payments.  If the Partnership liquidates positions to fund redemptions, please explain how the General Partner decides which positions to liquidate.  Confirm that you will provide similar disclosure in future filings.

Please see below the information requested.  The Partnership will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

As a commodity pool, the Partnership maintains an extremely large percentage of its assets in cash, which it must have available to post initial and variation margin on futures contracts.  This cash is also used to fund redemptions.  While the Partnership has the ability to fund redemption proceeds from liquidating positions, as a practical matter positions are not liquidated to fund redemptions.  In the event that positions were liquidated to fund redemptions, MLAI, as the General Partner of the Partnership, has the ability to override decisions of the Trading Advisor to fund redemptions if necessary, but in practice the Trading Advisor would determine in its discretion which investments should be liquidated.

The Partnership’s Trading Value at Risk in Different Market Sectors, page 31

11.
Please clarify, if true, that the tables reflect each Portfolio Fund’s total value at risk but do not measure the Partnership’s overall portfolio value at risk.  Confirm that you will provide similar clarification in future filings.

Please see below the information requested.  The Partnership will include disclosure similar to the following in future Form 10-K filings for 2009 and subsequent years.

The information with respect to Value At Risk (“VAR”) in the Form 10-K for 2008 was set forth for each of the Portfolio Funds separately, rather than for the Partnership on a stand-alone basis.

Mr. Kevin Woody
October 9, 2009

Exhibit 13.01 – Financial Statements

2.  Investments in Portfolio Funds

12.
Please explain to us how you have applied the significance tests in Rule 3-09 of Regulation S-X in determining that you are not required to include separate audited annual financial statements of your funds.

In response to the Staff’s comment, MLAI reviewed the application of the significance tests in Rule 3-09 of Regulation S-X and determined that it misinterpreted the test to the Partnership’s investments in each of the Portfolio Funds.  Although all four Portfolio Funds satisfied the “significant subsidiaries” test as of December 31, 2008, audited financial statements were not separately included in the Form 10-K for the Partnership because for three out of four Portfolio Funds, the Aspect Fund, the Transtrend Fund and the Winton Fund, audited financial statements were included in each of the Forms 10-K for these funds filed individually.  The Partnership inadvertently failed to include the audited financial statements for the Chesapeake Fund, which was deregistered shortly before the end of 2008 and therefore did not file a Form 10-K for 2008.  In the Form 10-K of the Partnership for 2009 and subsequent years, the Partnership will include audited annual financial statements of the Portfolio Funds as required by Rule 3-09 of Regulation S-X under either the assets test or income test.

*  *  *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

/s/ Mark Borrelli
Mark Borrelli

cc:           Justin Ferri/MLAI